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                           June 1, 2023

       Michael Guthrie
       Chief Financial Officer
       Roblox Corporation
       970 Park Place
       San Mateo, CA 94403

                                                        Re: Roblox Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2023
                                                            Filed May 10, 2023
                                                            File No. 001-39763

       Dear Michael Guthrie:

              We have reviewed your May 9, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 21, 2023 letter.

       Form 10-Q for the Quarterly Period Ended March 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Operating Metrics, page 27

   1. We note your response to prior comment 1 and proposed disclosures regarding average daily bookings per DAU
and average daily bookings per daily unique payer. Please tell us your consideration to
include these measures in your MD&A disclosures to provide
                                                        further context to your
discussion of bookings as they relate to users and payers.
 Michael Guthrie
FirstName  LastNameMichael Guthrie
Roblox Corporation
Comapany
June 1, 2023NameRoblox Corporation
June 1,
Page 2 2023 Page 2
FirstName LastName
2. We note from your response to prior comment 5 that you track monthly active users
         (MAUs) as a measure of market penetration and you use DAU/MAU to measure product-
         market fit. As you state that you track this information and as it appears to be useful to an understanding of your business and how users engage with your platform, please revise to disclose such measures for each period provided. Refer to SEC Release 33-10751.
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Mark Reinstra, General Counsel